EXHIBIT 23.1



            Consent of Independent Registered Public Accounting Firm



The Board of Directors
AMCORE Financial, Inc.

We consent to the incorporation by reference in the registration statement on Form S-8 of AMCORE Financial, Inc. of our report dated June 23, 2006, relating to the statements of net assets available for benefits of the AMCORE Financial Security Plan as of December 31, 2005 and 2004, the related statements of changes in net assets available for benefits for the years then ended, Schedule H, line 4i - Schedule of Assets (Held at End of Year), as of December 31, 2005, and Schedule H, line 4j - Schedule of Reportable Transactions for the year ended December 31, 2005, which report appears in the December 31, 2005 report on Form 11-K of the AMCORE Financial Security Plan.


/s/ KPMG LLP


Chicago, Illinois
June 23, 2006